Filed by Marvell Technology, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lumentum Holdings Inc.

Commission File No.: 001-36861

The following communication was made available to employees of Marvell via email by Matt Murphy, Chairman and Chief Executive Officer of Marvell Technology, Inc. (“Marvell”) on November 10, 2026.

From: Matt Murphy

To: GR-Marvell-All

Subject: Putting the Week in Perspective

Date: 11/10/2026

Team:

Last week was an important one for Marvell. We announced our agreement to combine with Lumentum, bringing together two industry leaders and positioning Marvell to become the category leader in AI connectivity. Following the announcement, both companies held All-Hands meetings to discuss the combination and answer questions. Michael Hurlston and I also appeared together on CNBC’s Squawk on the Street and Liz Claman’s The Claman Countdown on Fox Business. Throughout the week, leaders from both companies connected with analysts, investors and key customers. Michael and I also traveled to Boston and New York with our respective Investor Relations teams to meet with some of our largest shareholders. I wanted to share a few thoughts from those conversations, put the recent volatility in our stock into perspective, and recognize the tremendous work that went into reaching this milestone.

While some of the initial analyst commentary and media coverage reflected a misunderstanding of the strategic rationale for the combination, our conversations with major shareholders told a very different story. They understood the opportunity to bring together leaders in silicon and optics, and the potential to create significant long-term value. They also recognized Marvell’s track record of successful acquisitions and the role those transactions have played in building the company we are today. Many gave us credit for making a bold strategic move at a time when both companies are experiencing strong growth.

That doesn’t mean there weren’t questions. One we heard frequently was, “Given the strong growth both companies are experiencing, why now?” The answer goes back to the connectivity-centric strategy we outlined at our Investor Day last month and the importance of anticipating major technology transitions. When we acquired Inphi, we positioned Marvell ahead of the transition to scale-out optical connectivity. Today, we’re approaching another major architectural shift as optical connectivity moves into scale-up and scale-in applications. Customers are making important technology decisions now that will shape the next generation of AI infrastructure, and we believe this is the right time to bring these capabilities together.

Putting the recent market volatility in perspective

Over the past month, we’ve seen substantial selling across the broader AI market, including AI connectivity stocks specifically. Part of what’s driving this is uncertainty about how long the current AI infrastructure investment cycle will continue. The semiconductor and optical industries have historically been cyclical, and investors are trying to anticipate where we are in that cycle. Questions about the pace and sustainability of AI infrastructure spending have contributed to significant volatility across the sector. The recent U.S. midterm elections also brought increased attention to the rapid expansion of data centers and the possibility of additional restrictions on their development.

The charts below help put the recent decline into perspective. They compare the performance of Marvell and Lumentum with broader groups of AI and connectivity companies, as well as the Philadelphia Semiconductor Index (SOX) and S&P 500, over the past month and year to date.

The decline over the past month has been significant, particularly across AI connectivity companies. Marvell shares declined approximately 51%, closely in line with the 49% average decline among our connectivity peers. Lumentum experienced a similar decline. These comparisons illustrate just how widespread the recent selloff has been, particularly among companies focused on AI connectivity.

It’s also important to keep the longer-term picture in mind. Despite the recent pullback, Marvell shares are still up approximately 66% year to date, outperforming both the connectivity and broader AI peer groups. More importantly, the long-term trends driving investment in AI infrastructure remain strong, as we discussed at Investor Day last month. Stock prices will fluctuate, but what we can control is how well we execute our strategy, deliver for our customers and build long-term value.

Recognizing the team behind the announcement

I also want to recognize the tremendous work that went into last week’s announcement. Combinations of this magnitude are incredibly complex, requiring months of intensive work across multiple teams throughout the company. From due diligence and financial analysis to negotiating the agreement, navigating legal and regulatory requirements, and preparing for the announcement itself, an enormous amount of work happens behind the scenes, often under tremendous time pressure and with little room for error.

I’ve had the privilege of seeing our teams come together on these projects many times over the years, and I’m continually impressed by the professionalism, judgment and commitment they bring to the work. This announcement was another example of just how good our teams are at what they do. I’m incredibly proud of everyone who contributed and grateful for the extraordinary effort that went into reaching this important milestone.

As I mentioned during last week’s investor call, simply acquiring a company doesn’t create value. It’s what we do afterward — how we bring teams and technologies together, invest in innovation and execute for our customers — that ultimately determines our success. We’ve demonstrated that ability repeatedly over the past decade, and we have a great deal of work ahead of us as we prepare for this combination.

The transaction isn’t expected to close until the first half of calendar 2028, and until then, Marvell and Lumentum will continue operating as independent companies. Our focus remains on delivering against our commitments, supporting our customers and executing on the significant opportunities already in front of us.

Thank you for everything you’re doing during this important time for Marvell.

Matt

Additional Information About the Transaction and Where to Find It

This communication relates to a proposed transaction between Marvell Technology, Inc. (“Marvell”) and Lumentum Holdings Inc. (“Lumentum”) (the “Transaction”). In connection with the Transaction, Marvell intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a joint proxy statement for Marvell’s and Lumentum’s respective stockholders and that will also constitute a prospectus with respect to the shares of Marvell’s common stock to be issued in the Transaction (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Marvell and Lumentum after the Form S-4 is declared effective by the SEC. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARVELL, LUMENTUM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and Joint Proxy Statement/Prospectus and other documents containing important information about Marvell, Lumentum and the Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available online free of charge on Marvell’s website at https://investor.marvell.com or by contacting Marvell’s Investor Relations department at ir@marvell.com. Copies of the documents filed with the SEC by Lumentum will be available online free of charge on Lumentum’s website at https://investor.lumentum.com or by contacting Lumentum’s Investor Relations department at investor.relations@lumentum.com.

Participants in the Merger Solicitation

Marvell, Lumentum and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of Marvell, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Marvell’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 13, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000110465926060253/tm261486-1_def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers of the Company”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Certain Relationships and Related Party Transactions” and Marvell’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, which was filed with the SEC on March 11, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000183563226000011/mrvl-20260131.htm, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”. To

the extent holdings of Marvell’s securities by its directors or executive officers have changed since the amounts set forth in Marvell’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001835632&owner=exclude. Information about the directors and executive officers of Lumentum, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Lumentum’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on October  6, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000130817926000420/lite2026-def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions”. To the extent holdings of Lumentum’s securities by its directors or executive officers have changed since the amounts set forth in Lumentum’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at
https://www.sec.gov/edgar/browse/?CIK=0001633978&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Note Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Any forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These forward-looking statements may include, but are not limited to, statements regarding expected timing and benefits of the Transaction and the outlook for Marvell’s and Lumentum’s results of operations and financial condition, including potential synergies following the Transaction. It is uncertain whether any of the events anticipated by forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the companies or the price of Marvell or Lumentum stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition and risks related to the semiconductor and optical networking industries generally; ongoing changes in the semiconductor and optical networking industries, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; risks related to the Transaction, including the effect of the announcement of the Transaction on the ability of Marvell or Lumentum to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Marvell or Lumentum do business, or on Marvell’s or Lumentum’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the Transaction; the outcome of any legal proceedings related to the Transaction; the anticipated tax treatment of the transaction; the possible diversion of management’s time and attention from ongoing business operations and opportunities; the ability of the parties to consummate the Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure stockholder and regulatory approvals on the terms expected, at all or in a timely manner; the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; the ability to successfully integrate Marvell’s and Lumentum’s operations and business on a timely basis or otherwise; Marvell’s ability to implement the combined company’s plans, forecasts and other expectations with respect to its business after the completion of the Transaction and realize expected synergies and other benefits of the Transaction within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the Transaction; the cash needs and availability of financing for Marvell and Lumentum in connection with, or following the completion of, the Transaction; fluctuations in the prices of Marvell or Lumentum stock; and potential business disruptions following the Transaction. These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and Joint Proxy Statement/Prospectus that will be filed with the SEC in connection with the Transaction. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marvell’s and Lumentum’s respective periodic reports and other filings with the SEC, including the risk factors identified in Marvell’s and Lumentum’s most recent Quarterly Reports on Form  10-Q, Marvell’s most recent Annual Report on Form 10-K, which is available online at https://www.sec.gov/Archives/edgar/data/1835632/000183563226000011/mrvl-20260131.htm and Lumentum’s most recent Annual Report on Form  10-K. which is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000162828026057358/lite-20260627.htm, under the headings “Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online free of charge on the SEC’s website at https://www.sec.gov. Any forward-looking statements included in this communication are made only as of the date hereof and are based on the current beliefs of Marvell and Lumentum as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Marvell nor Lumentum undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law. The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.